SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934



                           AMCON Distributing Company.
          ----------------------------------------------------------
                                (Name of Issuer)

                          Common Stock - $.01 par value
          ----------------------------------------------------------
                         (Title of Class of Securities)

                                   02341Q106
                                  ------------
                                 (CUSIP Number)


                                  June 17, 2004
                           -------------------------
            (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]   Rule 13d-1(b)

|X|   Rule 13d-1(c)

[ ]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------
CUSIP No. 02341Q106                    13G
          --------------------
------------------------------

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  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

       Allen D. Petersen

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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)

                                                           (a) [ ]
                                                           (b) [ ]
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  3    SEC USE ONLY


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  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

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                  5  SOLE VOTING POWER   54,846

   NUMBER OF
    SHARES        6  SHARED VOTING POWER   37,850
 BENEFICIALLY
   OWNED BY
     EACH         7  SOLE DISPOSITIVE POWER   54,846
   REPORTING
    PERSON
     WITH         8  SHARED DISPOSITIVE POWER   37,850

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  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           92,696
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 10    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see
          instructions)                                                   [ ]

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 11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                             16.1%

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 12    TYPE OF REPORTING PERSON

       IN
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




ITEM 1(a)  Name of Issuer:

                AMCON Distributing Company

ITEM 1(b) Address of Issuer's Principal Executive Offices:

                10228 "L" Street
                Omaha, Nebraska 68127

ITEM 2(a) Name of Person Filing:

                Allen D. Petersen

ITEM 2(b) Address of Principal Business Office or, if none, Residence:

                500 North Dearborn, 2nd Floor
                Chicago, Illinois  60610

ITEM 2(c) Citizenship:

                United States

ITEM 2(d) Title of Class of Securities:

                Common Stock, par value $.01 per share.

ITEM 2(e) CUSIP Number:

                02341Q106

ITEM 3: If this statement is filed pursuant to ss.ss. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                Not applicable

ITEM 4:   Ownership

          (a) Amount beneficially owned:

                92,696

          (b) Percent of class:

                16.1%

          (c) Number of shares of which such person has

              (i)   sole power to vote or to direct the vote: 54,846

              (ii)  shared power to vote or to direct the vote: 37,850

              (iii) sole power to dispose or to direct the disposition of:
                      54,846

              (iv)  shared power to dispose or to direct the disposition of:
                      37,850


ITEM 5:   Ownership of Five Percent or Less of a Class.

                Not applicable.

ITEM 6:   Ownership of More than Five Percent on Behalf of Another Person.

                Allen Petersen is a member and managing director of Draupnir LLC, which owns 60,000 shares of Series A Convertible Preferred Stock of AMCON Distributing Company. These shares of Preferred Stock are convertible into 49,489 shares of AMCON's Common Stock, which is included in the number of shares of Common Stock that Mr. Petersen has sole power to direct the voting or disposition of such shares set forth in Item 4 above.

                Mr. Petersen shares power to direct the voting or disposition of 37,850 shares of AMCON Common Stock through his ownership interest in Lifeboat Foundation.

ITEM 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

                Not applicable.

ITEM 8:   Identification and Classification of Members of the Group.

                Not applicable.

ITEM 9:   Notice of Dissolution of Group.

                Not applicable.


           [The remainder of this page intentionally has been left blank]

ITEM 10:  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



July 20, 2004

                                          By: /s/ Allen D. Petersen
                                              ---------------------
                                                 Allen D. Petersen